Exhibit 3.2(h):

                    Amended Sections of Registrant's By-laws
                    ----------------------------------------



Article III, Section 2.    Number and Term.

         The board of directors of the corporation shall consist of seven (7) persons. Each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal.